# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Ladder Capital Corp, CIK 0001577670
CUSIP: 505743104
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 320 Park Avenue, 15th Floor, New York, New York (NY), 10022
Date of event which requires filing of this statement: 02/18/2026
Amends the filing with accession number 0001104659-15-086019
Filed by CIK 0001473358
Persons authorized to receive notices and communications: Brian Harris, c/o Ladder Capital Corp, 320 Park Avenue, 15th Floor, New York, New York (NY), 10022, (212) 715-3170

## Reporting persons
- Brian Harris (CIK 0001473358): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 528,768; shared voting power 8,179,965; sole dispositive power 528,768; shared dispositive power 8,179,965; aggregate amount beneficially owned 8,708,733 (6.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.001 per share
Name of issuer: Ladder Capital Corp
Address of issuer's principal executive offices: 320 Park Avenue, 15th Floor, New York, New York (NY), 10022
Comment: This Amendment No. 3 ("Amendment No. 3") amends and supplements the statements on Schedule 13D filed with the Securities and Exchange Commission ("SEC") on December 21, 2015, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on February 22, 2019, and Amendment No. 2 to the Schedule 13D filed with the SEC on July 2, 2020 (as so amended, the "Schedule 13D"). Except as set forth herein, the Schedule 13D remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended by adding the following at the end thereof:

On February 6, 2026, Mr. Harris purchased in multiple open market transactions at prices ranging from $10.27 to $10.35, inclusive, 5,000 shares of Class A Common Stock. Such purchases were paid for with personal funds.

On February 18, 2026, the Issuer granted Mr. Harris an aggregate of 846,958 shares of Class A Common Stock for no consideration, 333,278 of which were withheld by the Issuer to cover associated taxes.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety.

The information set forth in rows (11) and (13) of the cover pages of this Schedule 13D is incorporated by reference into this Item 5(a).

The ownership percentages set forth below are based on 128,811,348 shares of the Issuer's Class A Common Stock outstanding as of February 20, 2026, based on information provided by the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety.

The information set forth in rows (7) through (10) of the cover pages is incorporated by reference into this Item 5(b).

Mr. Harris directly owns or may be deemed to beneficially own 8,708,733 shares of Class A Common Stock, consisting of (i) 528,768 shares of Class A Common Stock directly owned by Mr. Harris, (ii) 4,793,623 shares of Class A Common Stock directly owned by the Betsy A. Harris 2012 Family Trust, a trust organized under the laws of New Jersey (the "Harris Trust"), (iii) 400,540 shares of Class A Common Stock directly owned by Harris Investment Associates, L.P., (iv) 1,020,084 shares of Class A Common Stock directly owned by Harris Investment Associates II, L.P, (v) 1,048,394 shares of Class A Common Stock directly owned by Shallow Alcove LLC, (vi) 917,324 shares of Class A Common Stock directly owned by Shallow Alcove II LLC, and together, representing 6.8% of the total number of shares of Class A Common Stock outstanding. Mr. Harris is the trustee of the Harris Trust, the general partner of each of Harris Investment Associates, L.P. and Harris Investment Associates II, L.P., and the sole voting member of each of Shallow Alcove LLC and Shallow Alcove II LLC and accordingly, may be deemed to have or share the power to vote and dispose of the reported securities.
Transactions in the class effected during the past sixty days: Except as described in Item 3, the Reporting Person has not directly or indirectly effected transactions in shares of Class A Common Stock within the prior 60 days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Brian Harris: /s/ Brian Harris, Brian Harris (02/20/2026)